Writer's E-Mail: cdavis@kkwc.com
Writer's Direct Dial: 212.880.9865

January 10, 2017
VIA EMAIL AND EDGAR

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Mail Stop 3628

Re:	Sevcon, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 3, 2017 by Meson Capital LP et al.
File No. 001-09789
Dear Mr. Orlic:

We acknowledge receipt of the letter of comment dated January 9, 2017 (the "Comment Letter") from the Staff of the Securities and Exchange Commission (the "Staff") with regard to the above-referenced matter. We have reviewed the Comment Letter with Meson Capital LP and the other participants named in the Proxy Statement (collectively, "Meson") as necessary and provide the following supplemental responses on their behalf. Unless otherwise indicated, the page references below are to the marked version of the attached copy of the Revised Preliminary Proxy Statement on Schedule 14A filed on the date hereof (the "Proxy Statement"). To facilitate the Staff's review, we have reproduced the text of the Staff's comments in italics below, and our responses appear immediately below each comment.

General
1.
Please file additional soliciting material under cover of Schedule 14A no later than the date the material is first published, sent or given to security holders, as required by Rule 14a-12(b). In this regard, we note that the press release filed as Exhibit 99.1 to the Schedule 13D/A filed on December 22, 2016 appears to be soliciting material that you were required to file under cover of Schedule 14A. Additionally, we understand that Mr. Morris may have sent written solicitations to at least one stockholder of Sevcon. Please file the press release and any other written soliciting materials under cover of Schedule 14A and confirm that future additional soliciting materials will be filed on the day they are first published or provided to security holders.

Meson acknowledges the Staff's comment and, without taking a position regarding your belief, confirms that the press release filed as Exhibit 99.1 to the Schedule 13D/A filed on December 22, 2016 will be filed promptly under cover of Schedule 14A.  Meson confirms that future additional soliciting materials will be filed under cover of Schedule 14A on the day they are first published or provided to security holders.
2.
Please revise to clarify the precise number of individuals that you intend to nominate for election to Sevcon's board. The disclosure throughout the proxy statement states that you seek to nominate up to four individuals, including Ryan Morris, but six individuals are named as nominees.

Meson acknowledges the Staff's comment. Mr. Morris is currently determining who the additional three individuals for whom proxies will be solicited from stockholders.  Meson will revise the Proxy Statement to clarify the precise number of individuals and their identity, once such information is finalized and Meson confirms that it will not file its definitive Proxy Statement without doing so.
3.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. We note that certain statements in this filing, as well as similar statements in your press release dated December 21, 2016, are not qualified as opinion or belief. Please revise to qualify the following statements in this filing as your belief:

•	"The aggressive tactics the Board has taken to stonewall dialog and entrench the status quo has distracted shareholders from the opportunity at hand."
•
"The Board's consistent course of action – rejecting all reasonable compromise or potential settlement negotiations – left Meson with no choice but to resubmit its nominations and proceed with a proxy solicitation."

•
"The current board is incapable of overseeing or attracting the high quality management or the capital needed for the Company to achieve its potential. In our opinion, this shift would best position the Company for the opportunities ahead."

•	"We are Concerned with the Board's Resistance to Necessary Change"
Meson acknowledges the Staff's comment and has revised the foregoing accordingly. Please see pages 1, 9, 10 and 13 of the Proxy Statement.

Voting and Proxy Procedures
Quorum; Broker Non-Votes
4.
It appears that due to the contested nature of the director election, brokers will only be able to vote on any proposal at the annual meeting if the beneficial owner has instructed it how to vote. Accordingly, please delete the language stating that brokers may vote on the ratification of the public accounting firm, or advise.

Meson acknowledges the Staff's comment and has revised the Proxy Statement to delete the language stating that brokers may vote on the ratification of the public accounting firm. Please see page 24 of the Proxy Statement.
Form of Proxy Card
5.	Please refer to the Note on Proposal 3. Please clarify to ensure security holders are aware that they may write in the names of the company nominees as well as your nominees.
Meson acknowledges the Staff's comment and has revised the Note on Proposal 3 to clarify to ensure security holders are aware that they may write in the names of the Company nominees as well as Meson's Nominees. Please see the Form of Proxy Card attached to the Proxy Statement.
* * *

The Staff is invited to contact the undersigned at (212) 880-9865 or with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

Christopher P. Davis

Cc: Jason W. Soncini
Ryan Morris
Christina Thomas